Northern Minerals Inc.
                                167 Caulder Drive
                        Oakville, Ontario, Canada L6J 4T2
                    Phone: (905) 248-3277 Fax: (905) 248-3277
                        Email: northernminerals@gmail.com

October 9, 2007

U.S. Securities and Exchange Commission
Mr. John W. Madison, Esq.
Division of Corporation Finance
Mail Stop 7010
100 F Street NE
Washington, DC 20549

Re: Northern Minerals Inc.
    Amendment No. 2 to Registration Statement on Form SB-2
    Filed September 20, 2007
    File Number: 333-144840

Dear Mr. Madison:

This letter shall serve as the request of Northern Minerals Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Friday, October 12, 2007, 12:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Sincerely yours,


/s/ Damian O'Hara
--------------------------
Damian O'Hara
President & CEO